

Matthew Armandi · 3rd

Chief Financial Officer at Envel

Washington DC-Baltimore Area · Contact info

500+ connections

Envel

West Virginia University

Experience

Chief Financial Officer
Envel · Full-time
Sep 2020 - Present · 1 yr 7 mos

Founded at Harvard, backing from MIT, we've engineered the first ever AI-based autonomous bank account to give users financial superpowers. We've built a one-stop Autonomous banking app with Autopilot to organize user's money automatically, with little effort, no calculators, no spreadsheets, powered by our patent-pending AI. ...see more

Controller
PagnatoKarp
Sep 2018 - Oct 2020 · 2 yrs 2 mos
Reston VA

CFO
Aristotle International, Inc.
Dec 2009 - Aug 2018 · 8 yrs 9 mos
Washington D.C. Metro Area

Aristotle is the global leader in providing technology to political campaigns and organizations, offering a seamless solution for campaign software, voter data, PAC and grassroots software and services. ...see more



Smarter Tools for Politics
Aristotle is the leading pioneer in political technology, servicing many of the largest grassroots organizations, PACs and political campaigns in the U.S. and abroad.

Senior Associate
KPMG LLP
Jun 2007 - Dec 2009 · 2 yrs 7 mos

Senior Auditor
UHY Advisors
Jun 2004 - Jun 2007 · 3 yrs 1 mo

Education

West Virginia University
BS, Accounting & Information Systems
2000 - 2004
Activities and societies: Pi Kappa Alpha